Exhibit H

PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

      (Release No.35- ____________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

_____________ __, 2001.

      Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

      Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _____________, 2001 to the Secretary, Securities and Exchange Commission, Washington DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _______, 2001, the application(s) and/or declaration(s), as filed and amended, may be granted and/or permitted to become effective.

ENERGY EAST, ET AL. (70-09609)
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      Energy East Corporation ("Energy East"), a New York corporation, whose principal offices are located at P.O. Box 12904, Albany, New York 12212-2904, is a registered holding company under Section 5 of the Act. Energy East has previously filed an Application/Declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c) and 13(b) of the Act and Rules 45, 46, 54 and 80-92 thereunder.

      On September 12, 2000, the Securities and Exchange Commission (the "Commission") issued an order authorizing (1) ongoing financing activities of Energy East and its Subsidiaries; (2) intrasystem extensions of credit; (3) the creation, acquisition or sale of non-utility subsidiaries; (4) the payment of dividends out of capital and unearned surplus; and (5) other related matters pertaining to Energy East and its Subsidiaries (the "Financing Order").

      On June 20, 2001, Energy East and RGS Energy Group, Inc. ("RGS") filed an Application/Declaration (the "Merger U-1 Application"), File No. 070-09901, seeking approvals relating to the proposed combination of Energy East with RGS pursuant to which RGS will

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1 Energy East Corp., et al., Holding Co. Act Release No. 35-27228 (Sept. 12, 2000).

become a direct subsidiary of Energy East. As described in the Merger U-1 Application, Energy East is proposing to acquire the common shares of RGS for cash, Energy East Common Stock or a combination of cash and Energy East Common Stock. A more complete description of the acquisition of RGS is contained in the Merger U-1 Application, which description is hereby incorporated by reference herein.

      The amended Application/Declaration seeks several modifications of the authorizations granted in the Financing Order with respect to the ongoing financing activities of Energy East and its Subsidiaries and other related matters. The proposed modifications are required in order to reflect the acquisition of RGS and the inclusion of RGS and its subsidiaries as new direct and indirect Subsidiaries of Energy East.

      Energy East and the Subsidiaries are requesting approval of the following modifications:

      Energy East requests authority to extend the authorization period (which is currently the period beginning September 12, 2000 (the date of issuance of the Financing Order) and ending March 31, 2003) so that the new authorization period will end on January 31, 2006 (the authorization period, as so extended, is hereinafter referred to as the "Authorization Period").

      Energy East requests authority to increase, from $2.5 billion to $3.9 billion, Energy East's authority to issue and sell from time to time during the Authorization Period Common Stock, Preferred Stock, and unsecured debentures having maturities of up to 50 years ("Debentures").

      Energy East requests authority to increase, from $1.5 billion to $2.3 billion, the aggregate principal amount of all outstanding unsecured indebtedness (including Acquisition Debt, Debentures and Short-Term Debt) of Energy East at any time during the Authorization Period.

      Energy East requests authority for RG&E to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the aggregate principal amount of $200 million.

      Energy East requests authority for RGS to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the aggregate principal amount of $100 million.

      Energy East requests authority for RGS and RG&E during the Authorization Period to provide guaranties and other forms of credit support with respect to the securities or other obligations of subsidiaries of RGS in an aggregate principal or nominal amount not to exceed $100 million for RGS and $25 million for RG&E, inclusive of certain existing guaranties of RGS and RG&E, with respect to which RGS and RG&E request authorization to maintain in place.

      Energy East requests authority to increase from $700 million to $750 million Energy East's Non-Utility Subsidiaries' authority during the Authorization Period to provide guaranties and other forms of credit support.

      Energy East requests authority to increase from $500 million to $750 million the authority of Energy East's Non-Utility Subsidiaries during the Authorization Period to invest in certain types of non-utility assets.

      Energy East requests authority for RGS and RG&E to pay dividends out of capital and unearned surplus, subject to certain limitations.

      In all other respects, Energy East proposes that the Financing Order shall remain unchanged as a result of the amended Application/Declaration and any supplemental order issued by the Commission in response hereto, except that the new Authorization Period shall also apply to all other authorizations in the Financing Order which are not modified pursuant to any such supplemental order.